UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-34934

COSTAMARE INC.
(Translation of registrant’s name into English)

7 rue du Gabian, MC 98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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INCORPORATION BY REFERENCE

The information contained in this Report on Form 6-K shall be incorporated by reference into our registration statements on Form F-3, as filed with the U.S. Securities and Exchange Commission  on July 6, 2016 (File No. 333-212415) and March 15, 2021 (File No. 333-254266) to the extent not superseded by information subsequently filed or furnished (to the extent we expressly state that we incorporate such furnished information by reference) by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

99.1	Press Release, dated June 14, 2021: Costamare Inc. Announces Acquisition of Dry Bulk Vessels

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Monaco, June 14, 2021 – Costamare Inc. (the “Company”) (NYSE: CMRE) announced today the acquisition of 16 dry bulk vessels (the “Transaction”) of between 33,000 and 85,000 DWT, with an average age of 10 years. The vessels are currently operating in the spot market. Two of the ships have been delivered with the rest of the vessels expected to be delivered by January 2022. The dry bulk vessels were privately acquired, or committed to be acquired, from various third-party counterparties during the months of May and June 2021 by entities affiliated with the Company’s Chairman and CEO, Mr. Konstantinos Konstantakopoulos. The Company has agreed to acquire these vessels from Mr. Konstantakopoulos at cost with no mark-up or premium payable to Mr. Konstantakopoulos or his affiliated entities. Mr. Konstantakopoulos will not receive a profit as a result of the Transaction. In addition, Mr. Konstantakopoulos has agreed to restrict his activities in the dry bulk sector in order to reduce or eliminate the possibility that Mr. Konstantakopoulos’s activities in the sector will compete with the Company’s moving forward.

The Audit Committee of the Company, comprised solely of independent and disinterested directors, reviewed the Transaction and unanimously recommended that the Board of Directors of the Company approve the Transaction.

The dry bulk vessels acquired in the Transaction will be managed under management agreements and same per-vessel fees as those that currently apply to the Company’s containerships.

Forward-Looking Statements

This report contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent the Company’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of the Company’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 14, 2021

COSTAMARE INC.

By:	/s/ Gregory G. Zikos
Name:	Gregory G. Zikos
Title:	Chief Financial Officer